Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

Commission File No. for Registration
Statement on Form S-4: 333-218485

June 22, 2017

Employee Q&A: Linde and Praxair BCA signing

June 2017

The proposed merger and the new company

1.	Why do Praxair and Linde intend to combine?

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The transaction brings together two highly complementary leaders in the industrial gas industry, uniting Linde’s longstanding leadership in engineering and technology with Praxair’s operational excellence.

-	The combined company will have an important presence in all key geographies and end markets, resulting in a more diverse and balanced global portfolio.
-	The transaction allows Linde and Praxair to leverage complementary strengths across a much larger global footprint, enhancing global growth and creating significant value for stakeholders.

2.	What is the Business Combination Agreement (BCA) – what has changed since the announcement of the Term Sheet signing on 20 December, 2016?

-	The BCA is a definitive and binding agreement to combine the businesses of Linde and Praxair under a new holding company through a merger of equals.
-	The previously announced term sheet was a non-binding agreement confirming the parties’ intent to negotiate a definitive merger agreement.

3.	Who will comprise the management team of the new company?

-	The new company is to be governed by a Board of Directors with an equal number of representatives from both Linde and Praxair.
-	Professor Wolfgang Reitzle will serve as Chairman of the Board and Steve Angel will be the CEO and a member of the Board.
-	The BCA establishes that three members of the Linde Executive Board will assume positions in the Management Committee of the new company.
-	Bernd Eulitz and Christian Bruch will lead the areas of EMEA Gases and Linde Engineering. Sanjiv Lamba will be responsible for APAC Gases.
-	The CFO and the two remaining Management Committee positions will come from Praxair.
-	As the process continues, we will keep employees informed of additional leadership and organisation decisions.

4.	Where will the headquarters be located?

-	The group CEO will be based in Danbury, Connecticut, USA and group corporate functions will be appropriately split between Danbury, Connecticut and Munich, Germany.
-	The new company will be incorporated in Ireland.
-	The principal governance activities of the new company, including board meetings, will primarily be based in the UK.

5.	Why is the new company incorporated in Ireland?

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As we announced back in December, the new company will be incorporated in a neutral European Economic Area country. This means that the new company has been created as a legal matter under the laws of Ireland, an EEA country.

6.	Why is it expected that the company will be a tax resident of the UK?

-	The principal governance activities of the new company, including board meetings, will primarily be undertaken in the UK. As such the new company’s tax residency is expected to be in the UK.
-	The UK is a convenient, neutral location.
-	Of course, because of our local business model, we will continue to pay taxes in the jurisdictions where we do business.

7.	Why have you decided to adopt the Linde name?

-	While both the Linde and Praxair brands are strong, we ultimately decided on the Linde name because of its long history and connection with the founder of the two companies.

8.	How will you ensure Linde doesn’t become the junior partner in this transaction?

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This transaction is not about one company buying the other. It is about combining the best of both worlds to create a strong global player with a potential that neither company could achieve on its own. Both companies can learn from each other. The shareholders of both companies will each own approximately 50 percent of the outstanding shares of the new holding company (on a fully diluted basis and assuming that all Linde shares are tendered). Further, Linde and Praxair will have equal representation on both the Board of Directors of the new holding company and the senior management team, known as the Management Committee.

9.	Will the locations of corporate functions or businesses change?

-	As we announced, the CEO Steve Angel will be based in Danbury, Connecticut. Corporate functions will be appropriately split between Danbury and Munich.
-	Most decisions have not yet been made regarding function leaders and locations.
-	However, our individual global companies maintain a presence in multiple locations around the world and we expect that will be the same for the new company.
-	We will leverage the strengths of a highly talented team of employees to help foster integration and identify best practices for the combined company.
-	Integrating our companies will be carefully done to maximise the benefits to our customers, employees and shareholders.
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You will hear more about the organisation – management and structure – closer to the closing of the business combination in the second half of 2018 and after we have satisfied customary closing conditions, including regulatory approvals.

10.	What makes you confident that the regulatory authorities would approve this transaction?

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The new company will combine the strengths of both Linde and Praxair to provide cost-effective solutions for our customers. With its broad technology portfolio and expertise, the new combined group will be able to deliver a broad range of products and solutions. We have conducted a region by region antitrust analysis and will be engaging proactively with regulators. We will work thoughtfully with them on questions about particular divestiture packages and other relevant matters.

11.	What would be your timeframe to deliver the synergies?

-	As with any transaction of this size, we anticipate a combination of cost synergies and efficiencies and capital expenditure synergies, as well as the potential for growth synergies.
-	Based on our model, we expect approximately USD 1.2 billion of annual cost synergies and efficiencies and capital expenditure synergies. Growth synergies were not modelled, as we cannot control them.
-	We anticipate to realise the synergies within approximately three years from closing.
-	There would be tangible benefits from early on but these would ramp up over time.

12.	Do you plan on reducing headcount?

-	The ultimate goal of this transaction is to create a stronger company which will benefit all stakeholders – including employees, customers, shareholders, and other key stakeholders.
-	As with any business there is always a responsibility to continually re-evaluate the efficiency of the organisation, the same will be true for this new company.

13.	Are headcount reductions anticipated in Germany? And elsewhere?

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Germany will remain an important market for the new company. Job security for employees in Germany until 2021 has been agreed upon. It can be expected that the business combination will result in changes in some parts of the organisation, given that it is always a responsibility to continually re-evaluate the efficiency of the organisation, but we expect that for most of our employees not much will change. We are convinced that this merger of equals puts both companies in a strong position to succeed in a global market place, also offering extended career opportunities for our employees.

14.	How will the business combination impact Praxair and Linde’s respective JV partners?

-	This will be a partner by partner effort and we look forward to working with our partners on this.

15.	Can you give more detail on the potential legal separation of the Engineering Division? Will this division be sold?

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As of today, no decision has been made as to whether the engineering division will be legally separated from Linde AG. However, the Business Combination Agreement provides that Linde AG may legally separate its Engineering Division into a wholly-owned subsidiary of Linde AG. This would give Linde the opportunity to secure both its engineering business as the preferred supplier for the Linde Gases Division and provide greater visibility of the global Linde Engineering brand to all customers in the market. A sale of the Engineering Division is currently not planned.

16.	How would the proposed deal benefit customers?

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The businesses from Praxair and Linde are highly complementary – not only from a geographical perspective but also in the area of product service offerings linked to specific industrial segments. In essence, this means that customers currently being supported by one of the companies will in the future also have access to the technological competence of the other.

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The new company will leverage the strengths of both Linde and Praxair to provide cost-effective solutions for our customers with a larger global footprint. With its broad technology portfolio and expertise, the new company will enable the development and delivery of a broad range of products and solutions.

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In addition, the combination of the companies' existing proven tools and processes will create benefits for customers, for example through additional transparency on cylinder holdings and increased availability of paperless processes and online self-services with a state of the art e-channel.

Impact on employees

17.	Why is this merger good news for Linde employees? How will it benefit us?

-	This combination is a compelling and transformative opportunity to create a leading industrial gas company.
-	The combined company will be a highly attractive employer of choice with an exceptionally strong culture of operational excellence, innovation and performance.
-	The prospect of long-term sustainable growth also provides global career development opportunities for our work associates and makes our combined company an attractive place of work.
-	We are convinced that this merger of equals puts both companies in a strong position to succeed in a global market place, also offering extended career opportunities for our employees.

18.	How will this merger impact me?

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For now, it is business as usual. You should see little to no effect on our current day-to-day operations, so please continue to focus on operating in the best interests of Linde, our customers and shareholders.

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We expect this deal to close in the second half of 2018. Until then, Linde and Praxair remain two separate companies and competitors. This means that all current Linde employee policies, plans and processes remain in place, including compensation and benefits plans.

-	We will continue to keep you updated as the process continues.

19.	Will any of my benefits change after the business combination closes?

-	Benefits programs, policies, and practices will be reviewed with the goal of continuing to provide competitive benefit offerings that attract and retain employees.

Integration of Linde and Praxair

20.	What would the integration process look like? And who would lead it?

-	There will be a joint Linde-Praxair integration planning committee with executive oversight working together on this effort.
-	The respective CEOs and CFOs of Linde and Praxair will form this committee.
-	The team will develop a detailed plan to ensure the post-closing transition will be as seamless as possible.
-	Integration will not begin until after the deal has closed.

21.	Will the two companies work together before closing of the transaction?

-	Until closing, Linde and Praxair will remain two separate companies competing in the marketplace.

22.	Where is the culture of Linde and Praxair similar, where is it different?

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Linde and Praxair have shared roots, values, business models and visions that provide a sound basis for a smooth integration. Both companies are locally managed organisations that share a joint vision of delivering the best for our customers.

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The companies share many of the same values including: an unwavering commitment to safety, integrity and operational discipline, a focus on customer satisfaction, a reputation for excellence in sustainability and a commitment to the communities in which we operate.

23.	What will be done to integrate two cultures into a new, joint culture? How will you ensure the integration process is successful?

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Steering cultural integration is an important element of our overall planning for a successful post-merger integration. We will make sure that we are aware of and understand possible cultural differences. To drive a successful integration, we will implement jointly staffed teams that also look into cultural issues. This includes, for example, making sure that we implement and foster leaders who understand cultural challenges and who support and reflect the desired culture of our joint company. We are looking to create a culture that reflects the best of both companies and supports the targets of the combined company we are looking to create.

-	The integration team will develop a detailed plan to ensure the post-closing transition is as seamless as possible. Integration will not begin until the deal has formally closed.
-	Both companies have significant experience with integrating different cultures, with examples being AGA, BOC, Yara, etc.

Next steps

24.	What is the timeline of this business combination?

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First, the financial regulatory authorities in Germany and the United States must review certain filings. The Linde shareholders will be presented with a public exchange offer. Linde shareholders can decide whether they wish to exchange their securities for shares in the new holding company. The transaction will also need to be approved by a vote of at least a majority of the outstanding Praxair shares. A host of competition authorities must approve the business combination as well. Following receipt of the relevant approvals from the various authorities, the parties expect to close the transaction in the second half of 2018.

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In the meantime, an integration team, with representatives from both Linde and Praxair, will begin its work to prepare the integration of the new organisation. Because Linde and Praxair will continue to compete with each other up until the merger is completed, the integration team will exchange information only within the terms of a strictly regulated framework. The actual integration of our two companies can only begin once all necessary approvals have been obtained.

25.	What information can we expect in the period between BCA and Closing and where will we have access to it?

-	We will provide information as required during this period.
-	Information can be found on the website lindepraxairmerger.com as well as on our global intranet.

Additional Information and Where to Find It

In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde AG (“Linde”), Zamalight plc (“New Holdco”) has filed a Registration Statement on Form S-4 (which Registration Statement has not yet been declared effective) with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of Praxair that also constitutes a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. Once the Registration Statement is declared effective by the SEC, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde.  New Holdco will also file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”). The consummation of the proposed business combination is subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com.  Following approval of its publication by the BaFin, the offer document will be made available for free at New Holdco's website at www.lindepraxairmerger.com. Furthermore, the offer document is expected to be made available at BaFin's website for free at www.bafin.de.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations.  The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in Solicitation

Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 15, 2017, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us.  These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions.  These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results.  Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected.  No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved.  Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that New Holdco may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favourable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or New Holdco’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and New Holdco’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the proxy statement/prospectus and the offering prospectus included in the Registration Statement on Form S-4 filed with the SEC and in the offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or New Holdco has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and New Holdco on the date hereof, and each of Linde, Praxair and New Holdco disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.